ALGERNON NEUROSCIENCE INC.

February 23, 2023

Filed via EDGAR Correspondence

United States Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attention:        Division of Corporate Finance, Office of Life Sciences

Dear Sirs/Mesdames:

Re:  Algernon Neuroscience Inc. (the "Company")

 Amendment No. 1 to Offering Statement on Form 1-A

 Filed on January 19, 2023

 File No. 024-12117

 Response Letter to SEC Comments on January 20, 2023

We provide below the Company's item-by-item responses to the comments made in the Comment Letter.  We confirm that the Company has filed with the Commission, via the EDGAR system, Amendment No. 2 to the Offering Statement on Form 1-A/A. We also confirm that paragraph numbering used for each response below corresponds to the paragraph numbering used in the Comment Letter.

Amendment No. 1 to Offering Statement on Form 1-A

Algernon Neuroscience Inc.

Index to Financial statements, page F-1

1. Please address the following regarding your response to our prior comment one, and your related revised disclosures:

  Your response does not adequately explain why the financial statements of the registrant is not required pursuant to paragraph (c)(1)(ii) in Part F/S of Form 1-A, and by Article 8 of Regulation S-X. Therefore, please revise your document to provide the audited financial statements of the registrant for a historical period. Note the historical period subject to audit does not have to be a complete fiscal year if the registrant has not been in existence for a full year.

Response: Audited financial statements for the registrant, Algernon NeuroScience Inc. for the period from incorporation to December 19, 2022 have been included in Amendment No. 2 to the Offering Statement on Form 1-A/A.

ALGERNON NEUROSCIENCE INC.

February 23, 2023

Filed via EDGAR Correspondence

  Revise your Capitalization table and Dilution table to present the beginning column as the historical financial information as of the date of the registrant's financial statements included in your revised document. Provide separate pro forma adjustments to give affect to the acquisition of the DMT program as well as an explanation of those adjustments.

Response: Proforma financial statements have now been included in Amendment No. 2 to the Offering Statement on Form 1-A/A and the applicable table has been updated to reflect this information. Proforma adjustments are provided in a separate column with explanations to those adjustments included therein.

2. Please address the following regarding your response to our prior comment two and your additional disclosures included on pages 29 and 30:

  Please revise to provide pro forma financial statements giving effect to the acquisition of the DMT program.

Response: Proforma financial statements have now been included in Amendment No. 2 to the Offering Statement on Form 1-A/A.

  Clearly identify how you are accounting for the transaction.

Response: Algernon NeuroScience Inc. accounted for the acquisition of the DMT Program as an asset acquisition from a related party. This disclosure has been added to Amendment No. 2 to the Offering Statement on Form 1-A/A and to the subsequent event notes in the financial statements included therein.

Notes to Carve-Out Financial Statements

Note 2 Basis of Presentation, page F-10

3. Please address the following regarding your response to prior comment three:

  As previously requested, if true, revise your footnotes to specifically confirm that you determined that it was impracticable to prepare the full financial statements of the DMT program required by Regulation S-X, and disclose an explanation of such impracticability in the filing.

Response: It was impracticable to prepare full financial statements of the DMT Program required by Regulation S-X as Algernon NeuroScience Inc. acquired less than substantially all of Algernon Pharmaceuticals Inc. as Algernon NeuroScience Inc. only acquired the DMT stroke program, one of three research and development programs that Algernon Pharmaceuticals Inc. was advancing. The acquired program represented a discrete activity of the selling entity for which assets and liabilities were specifically identifiable and a reasonable basis existed to allocate items that were not specifically identifiable for the acquired program. As a result, carve-out financial statements are appropriate. This disclosure has been included in the filing.

ALGERNON NEUROSCIENCE INC.

February 23, 2023

Filed via EDGAR Correspondence

  To the extent you are unable to provide such disclosure, carve out financial statements would not be acceptable and the full stand alone financial statement for the DMT program would be required.

Response: Based on the response to the above comment, this comment is no longer applicable.

4. As requested in prior comment four, revise your footnotes as well as the Critical Accounting Policies section of the MD&A for DMT Program to clearly confirm that such financial statements reflect all of the revenues and expenses of the program as well as all expenses allocated to the program. Refer to Staff Accounting Bulletin Topic 1B.1.

Response: The disclosure in the footnotes and critical accounting policies section of the MD&A for the DMT Program has been updated to clearly confirm that the carve-out financial statements reflect all of the assets and liabilities and revenues and expenses of the DMT Program, as well as all expenses allocated to the program.

9. Subsequent Events, page F-20

5. We acknowledge your response to our prior comment five. Please revise your disclosure to clearly explain how Algernon Neuroscience accounted for the acquisition of DMT Program, a subsequent event.

Response: Algernon NeuroScience Inc. accounted for the acquisition of the DMT Program as an asset acquisition from a related party. This disclosure has been added to Amendment No. 2 to the Offering Statement on Form 1-A/A and to the subsequent event notes in the financial statements included therein.

ALGERNON NEUROSCIENCE INC.

February 23, 2023

Filed via EDGAR Correspondence

Thank you for your kind attention. Should the Commission have any further comments or questions arising from any of the above responses, please do not hesitate to contact James Kinley, Chief Financial Officer at 604-398-4175.

Yours truly,

/s/ James Kinley

James Kinley
Chief Financial Officer
Algernon Neuroscience Inc.